July 13, 2011
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Form 10K for the Year Ended December 31, 2010 File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your June 29, 2011 letter providing comments from the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above.
For your convenience, your comment is shown below in bold, italicized text, followed by our response.
Staff Comment:
Notes to Consolidated Financial Statements
Note 13 Income Tax, page F-72
1.	Please tell us why you do not disclose income before income tax expense for domestic operations and for foreign operations as specified in Rule 4-08(h) of Regulation S-X.
Company Response:
The Hartford’s effective tax rate on foreign operations has not deviated materially from the U.S. statutory rate of 35% and ranged from 33% to 38% during the three year period ended December 31, 2010. However, in response to the Staff’s inquiry, The Hartford will present pre-tax net income for our domestic and foreign operations in future filings in compliance with Rule 4-08(h) of Regulation S-X beginning with the Form 10-K for the year ended December 31, 2011. We plan to disclose the following:
“Income before income taxes included income from domestic operations of $XXX, $XXX and $XXX for 2009, 2010 and 2011, and income from foreign operations of $XXX, $XXX and $XXX for 2009, 2010 and 2011. Substantially all of the income from foreign operations was earned by a Japanese subsidiary.”

* * * * * *
In connection with our response to the Staff’s comments, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4135.
Sincerely,
/s/ Beth A. Bombara
Beth A. Bombara
Senior Vice President and Controller
cc: Christopher J. Swift, Executive Vice President and Chief Financial Officer

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